December 9, 2025

Ms. Christina DiAngelo Fettig

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:       Grandeur Peak Global Trust, File Nos. 811-23852, 333-269914

Dear Ms. DiAngelo Fettig:

This letter responds to your comments with respect to the series (each a “Fund” and collectively, the “Funds”) in Grandeur Peak Global Trust (the “Registrant” or the “Trust”). The Registrant has authorized Thompson Hine LLP to submit these responses on its behalf.

Comment 1: Note 1 to the Annual Financial Statements discloses that Grandeur Peak Global Explorer Fund is non-diversified. However, there is non-diversified fund risk disclosed in the Fund’s prospectus and the Fund is not identified as non-diversified in its Form N-CEN. Please explain the discrepancy.

Response: Although the Grandeur Peak Global Explorer Fund was initially classified as a non-diversified fund, it has been a diversified fund since December 17, 2021. In December 2024, the Grandeur Peak Global Explorer Fund lapsed into a diversified fund. The Registrant undertakes to ensure all disclosures regarding the Grandeur Peak Global Explorer Fund’s status as a diversified fund are consistent going forward.

Comment 2: The cover page of the Funds’ Form N-CSR has an incorrect file number for the Registrant. Please update for future filings.

Response: The Registrant regrets the clerical error and will update the file number in future filings.

Comment 3: Management’s discussion of fund performance in the Funds’ tailored shareholder reports focuses on each Fund’s performance relative to the benchmark. Please enhance future discussions of fund performance to include a discussion of the relevant market conditions and investment strategies and techniques used by the investment adviser that affected performance. See Form N-1A, Item 27A(d)(1).

Response: The Registrant will work with the Funds’ advisor to enhance management’s discussion of fund performance in future filings.

Ms. Christina DiAngelo Fettig

December 9, 2025

Comment 4: Instruction 8 to Item 27A(d)(2) of Form N-1A requires that the Registrant disclose the reason for a change in a Fund’s primary benchmark. The primary benchmarks of each of Grandeur Peak Global Contrarian Fund, Grandeur Peak Global Micro-Cap Fund, Grandeur Peak Global Stalwarts Fund, Grandeur Peak International Stalwarts Fund and Grandeur Peak U.S. Stalwarts Fund were changed without any explanation. Please state in correspondence the reason for these changes and confirm that future changes of a Fund’s primary benchmark will comply with the instruction.

Response: The Registrant notes that, as disclosed in the Registrant’s amended Registration Statement dated September 1, 2025, the above-referenced funds changed their primary benchmark to comply with regulations requiring comparison of the Fund to a broad-based securities market index. The Registrant confirms that any future changes of a Fund’s primary benchmark will comply with Instruction 8.

Comment 5: The average annual total return charts were not tagged in the tailored shareholder reports for each of Grandeur Peak Global Reach Fund, Grandeur Peak Global Stalwarts Fund and Grandeur Peak U.S. Stalwarts Fund. Please confirm that all data required to be tagged in tailored shareholder reports will be tagged in future reports.

Response: The Registrant regrets the oversight and undertakes to fully tag all tailored shareholder reports in the future.

Comment 6: Instruction 15 of Item 27A(d)(2) of Form N-1A requires the disclosure regarding the availability of updated performance information in the tailored shareholder report. Please include in future reports.

Response: The Registrant will include the disclosure required by Instruction 15 in future reports.

Comment 7: The Funds’ schedules of investments are categorized by country. If there is significant or concentrated credit risk in a Fund’s holdings by industry, please consider categorizing the Fund’s holdings by industry as well. See FASB ASC 825-10-50; Audit Guide Chapter 7, Section 28.

Response: The Registrant will take the guidance cited by the Staff into consideration in future reports.

Comment 8: The Statement of Changes in Net Assets for Grandeur Peak Global Opportunities Fund discloses distributions from return of capital. Please explain why the Financial Highlights table does not separately disclose return of capital in accordance with Item 13 of Form N-1A.

Ms. Christina DiAngelo Fettig

December 9, 2025

Please further explain why Item B.23 of Form N-CEN was not checked “yes” regarding Section 19(a) notices.

Response: The Registrant has confirmed that the distribution for Grandeur Peak Global Opportunities Fund was not deemed to be a return of capital at the time of distribution in December 2024, and therefore no 19a-1 notice was issued. The return of capital determination for Grandeur Peak Global Opportunities Fund was made subsequently in connection with the Fund’s annual report for the period ended April 30, 2025. It is not the Fund’s intention to distribute any return of capital. The Registrant will undertake to disclose return of capital in the Financial Highlights in future filings.

Comment 9: Please explain how the Funds have satisfied the disclosure requirements of Regulation S-X, Article 6-07, paragraph 7(d) regarding foreign capital gains tax.

Response: The Registrant regrets the oversight and undertakes to satisfy these disclosure requirements in future filings.

Comment 10: Please include the disclosure requirements of FASB ASC 820-10-50-2(g) regarding disclosures related to sensitivity to uncertainty of fair value measurements when describing Level 3 securities in the Notes of the Financial Statements.

Response: The Registrant undertakes to include these disclosures in future filings.

Comment 11: Item 11 of Form N-CSR requires disclosures related to the basis for the approval or renewal of an investment advisory contract. The Staff notes that these disclosures were most recently included in the semi-annual report dated October 31, 2023. Were there any Item 11 disclosures missing in the Funds’ Financial Statements and Additional Information for period ended April 30, 2025?

Response: The Registrant states that the advisory agreements for the Funds were renewed by the Board of Trustees at its meeting on August 26-27, 2025 in advance of the expiration of their initial term on October 6, 2025. A summary of the Board of Trustees’ deliberations regarding the renewal of the advisory agreements will be included in the Funds’ semi-annual Form N-CSR for the period ended October 31, 2025.

Comment 12: Please reconcile the disclosures in Item 3(a)(1) and Item 3(a)(3) of Form N-CSR regarding the identity of the Audit Committee Financial Expert.

Response: The Registrant notes that the Audit Committee Financial Expert is Mark Taylor. The Registrant undertakes to correct its disclosures on Form N-CSR in future filings.

Ms. Christina DiAngelo Fettig

December 9, 2025

Comment 13: Items 8-11 of Form N-CSR are required to be posted on the Funds’ website. The Staff notes that what has been posted on the Funds’ website as the Funds’ Item 8-11 disclosures varies from the disclosures contained in the Form N-CSR filed with the U.S. Securities and Exchange Commission (“SEC”). The Staff notes that although these differences are slight and non-material, the disclosures should be identical. Please ensure that going forward, the disclosures made in the Funds’ filing match what is posted on the Funds’ website.

Response: The Registrant has reviewed the Funds’ website and made sure that the Funds’ disclosures are the same as those that have been filed with the SEC.

Comment 14: The Staff notes that the Global Micro-Cap Fund is recapturing previously waived expenses. Recoupment of expenses should either be included in Other Expenses or presented in a separate line item before the Fund’s Total Annual Operating Expenses. It should not be presented like a Fee Waiver/Reimbursement of Expenses. See ADI 2019-09.

Response: The Registrant undertakes to correct its presentation of expense recaptures in future filings.

Comment 15: The Fee Table for Grandeur Peak Global Opportunities Fund Investors Share Class does not foot. Please confirm the accuracy of the Fee Table.

Response: The Registrant acknowledges an error in the Fee Table and that the operating expenses after fee waiver should be stated as 1.59%. The Registrant has filed a supplement to correct this clerical error.

Comment 16: Item C.2(b) in Form N-CEN for each Fund was checked, indicating that a new share class was added for each Fund. Please review and ensure such disclosures are accurate in future filings.

Response: The Registrant regrets this administrative oversight and will correct this error in future filings.

If you have any questions or additional comments, please call me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng